UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 6

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 424,120,604(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 424,120,604(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 424,120,604(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 38.3%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)

Based on 1,107,248,107 Class A Shares disclosed to be outstanding following the completion of the December 2019 Offering (as defined below), including the exercise of the underwriters’ 30-day option to purchase 824,175 additional ADSs and excluding 41,594,272 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and the Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and conversion of the Issuer’s outstanding convertible preferred shares, as set forth in the Issuer’s Prospectus Supplement (to the Prospectus dated January 23, 2018) on Form 424B5 dated December 5, 2019 and filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “December 2019 Prospectus Supplement”). For more information, see Item 4 of this Schedule 13D.

(3)

67,590,336 Class B Ordinary Shares (“Class B Shares”) were disclosed to be issued and outstanding following the completion of the December 2019 Offering, as set forth in the December 2019 Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 10, 2019 represented approximately 17.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 10, 2019 represented approximately 36.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 2 of 6

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 424,120,604(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 424,120,604(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 424,120,604(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 38.3%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)

Based on 1,107,248,107 Class A Shares disclosed to be outstanding following the completion of the December 2019 Offering (as defined below), including the exercise of the underwriters’ 30-day option to purchase 824,175 additional ADSs and excluding 41,594,272 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and the Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and conversion of the Issuer’s outstanding convertible preferred shares, as set forth in the December 2019 Prospectus Supplement. For more information, see Item 4 of this Schedule 13D.

(3)

67,590,336 Class B Shares were disclosed to be issued and outstanding following the completion of the December 2019 Offering, as set forth in the December 2019 Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 10, 2019 represented approximately 17.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 10, 2019 represented approximately 36.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 3 of 6

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 424,120,604(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 424,120,604(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 424,120,604(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 38.3%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)

Based on 1,107,248,107 Class A Shares disclosed to be outstanding following the completion of the December 2019 Offering (as defined below), including the exercise of the underwriters’ 30-day option to purchase 824,175 additional ADSs and excluding 41,594,272 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and the Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and conversion of the Issuer’s outstanding convertible preferred shares, as set forth in the December 2019 Prospectus Supplement. For more information, see Item 4 of this Schedule 13D.

(3)

67,590,336 Class B Shares were disclosed to be issued and outstanding following the completion of the December 2019 Offering, as set forth in the December 2019 Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 10, 2019 represented approximately 17.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 10, 2019 represented approximately 36.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 4 of 6

Explanatory Note

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018, July 5, 2018 and March 19, 2019 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following:

The working capital of STT GDC will be the source of funds used to purchase the Class A Shares (in the form of ADSs) to be acquired by STT GDC in the December 2019 Offering (as defined below) as further described in Item 4.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

December 2019 Public Offering of ADSs and Concurrent Private Convertible Preferred Offering

On December 4, 2019, the Issuer announced the launch of an underwritten public offering of approximately $250.0 million of ADSs (the “December 2019 Offering”) with a 30-day option to purchase approximately $37.5 million of additional ADSs granted to the underwriters of the offering.

In connection with the December 2019 Offering, (1) STT GDC entered into a waiver agreement dated as of December 4, 2019 (the “December 2019 Waiver Agreement”) with the Issuer pursuant to which STT GDC granted a one-time waiver of STT GDC’s piggyback registration rights under the Members Agreement relating to the December 2019 Offering; (2) the Issuer and STT GDC agreed that, upon the closing of the December 2019 Offering, they will enter into an amendment of the Investor Rights Agreement (“Amendment No. 2 to the Investor Rights Agreement”) to extend STT GDC’s preemptive rights with respect to future private issuances of equity or equity-linked securities the Issuer conducts anytime in the eighteen months from the date of the closing of the December 2019 Offering, whereby STT GDC will have the right to subscribe for up to 35% of any such future issuances; (3) at the Issuer’s request, STT GDC entered into a lock-up agreement (the “December 2019 Lock-up Agreement”) in favor of J.P. Morgan Securities LLC, RBC Capital Markets, LLC, BofA Securities, Inc. and Haitong International Securities Company Limited, as representatives of the underwriters of the December 2019 Offering (the “Representatives”), pursuant to which STT GDC agreed, subject to certain exceptions, not to, without the prior written consent of the Representatives, offer, pledge, issue, sell, contract to sell, sell any option or contract to option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Class A Shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for Class A Shares, in the form of ADSs or otherwise, for a period of 90 days after December 5, 2019 (being the date of the December 2019 Prospectus Supplement); and (4) STT GDC indicated an interest in purchasing up to approximately $103.5 million of ADSs in the December 2019 Offering at the public offering price.

CUSIP No. 36165L108	Page 5 of 6

On December 5, 2019, the Issuer priced the December 2019 Offering at a public offering price of $45.50 per ADS, offering 5,494,505 ADSs with a 30-day option to purchase from it an additional 824,175 ADSs granted to the underwriters of the offering at the same price. STT GDC has been allocated 2,274,725 ADSs in the December 2019 Offering. The December 2019 Offering is expected to be completed on December 10, 2019.

On December 9, 2019, the Issuer announced that the underwriters of the December 2019 Offering have exercised in full their aforesaid option to purchase from it an additional 824,175 ADSs granted to them.

The descriptions of the December 2019 Waiver Agreement, the proposed form of Amendment No. 2 to the Investor Rights Agreement and the December 2019 Lock-up Agreement herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the form of such documents attached hereto as Exhibits 99.2, 99.3 and 99.4 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 424,120,604 Class A Shares, or approximately 38.3% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of December 10, 2019.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 424,120,604 Class A Shares, or approximately 38.3% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of December 10, 2019.

STT GDC directly owns 424,120,604 Class A Shares (directly or in the form of ADSs), or approximately 38.3% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of December 10, 2019.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 424,120,604 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of December 10, 2019 (as set forth in the preceding paragraphs) by (ii) 1,107,248,107 Class A Shares disclosed to be outstanding following the completion of the December 2019 Offering (as defined below), including the exercise of the underwriters’ 30-day option to purchase 824,175 additional ADSs and excluding 41,594,272 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and the Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and conversion of the Issuer’s outstanding convertible preferred shares), as set forth in the December 2019 Prospectus Supplement.

67,590,336 Class B Shares were disclosed to be issued and outstanding following the completion of the December 2019 Offering, as set forth in the December 2019 Prospectus Supplement. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 10, 2019 represented approximately 17.2% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 36.1% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

CUSIP No. 36165L108	Page 6 of 6

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of December 10, 2019, based on 1,107,248,107 Class A Shares disclosed to be outstanding following the completion of the December 2019 Offering (as defined below), including the exercise of the underwriters’ 30-day option to purchase 824,175 additional ADSs and excluding 41,594,272 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and the Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and conversion of the Issuer’s outstanding convertible preferred shares), as set forth in the December 2019 Prospectus Supplement.

(c)

Except for the 2,274,725 ADSs allocated to STT GDC in the December 2019 Offering as disclosed above, there have been no transactions by the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days, except that on November 14, 2019, Sio Tat Hiang, Lim Ah Doo and Bruno Lopez received 1,100, 900 and 800 ADSs, respectively, from the Issuer as a portion of their total director compensation as directors of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the December 2019 Waiver Agreement, the form of Amendment No. 2 to the Investor Rights Agreement and the December 2019 Lock-up Agreement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on June 5, 2017).
99.2	December 2019 Waiver Agreement, dated as of December 4, 2019, between the Issuer and STT GDC.
99.3	Form of Amendment No. 2 to the Investor Rights Agreement to be entered into between STT GDC and the Issuer.
99.4	December 2019 Lock-up Agreement by STT GDC in favor of the underwriters named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 10, 2019

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director